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                                                                 EXHIBIT (c)(7)

SPARTECH CORPORATION
====================


                                          October 30, 1995

CONFIDENTIAL
------------

Mr. Gregory Brundage
CIMCO, Inc.
c/o PaineWebber, Incorporated
725 South Figueroa Street
Los Angeles, California  90017

Gentlemen:

         The purpose of this letter is to summarize our proposal to purchase all of the outstanding common stock of CIMCO, Inc. This letter is not intended to be a binding commitment on our part, but is intended to serve as the basis for our further discussions with you.

         We propose the following:

         1. Structure. Spartech will acquire all of the outstanding common stock of CIMCO for $10.00 per share payable 51% in stock of Spartech (valued on the date of closing at the average closing over the prior 15 trading days on the New York Stock Exchange) and the remainder in cash. The cash and stock portion will be adjusted upward or downward on a pro rata basis, based upon CIMCO's adjusted income occurring after July 31, 1995, defined as net income (loss), exclusive of any gain or loss on the sale of the respiratory medical products group plus depreciation and amortization, minus capital expenditures relating to CIMCO's molding operations. The acquisition will be structured as a merger, with CTI becoming part of Spartech's compounding group.

         2. SEC Registration. The shares of Spartech common stock issued in the transaction will be registered with the Securities and Exchange Commission. Because of the nature of this partially tax-free exchange, an S-4 registration statement will be needed. We expect the timing between acceptance of this letter and closing of the transaction to be approximately 90 days.

         3. Continued Employment. Spartech will offer continued employment to all existing management and full-time employees of the compounding division. It is expected the remaining employees will be employed by Russell Gilbert in connection with his purchase of the molding assets from Spartech.

         4. Conditions. Consummation of the transaction shall be subject to the following:

             (a) Satisfactory completion of an investigation of CIMCO's financial condition, results of operations, business, pending litigation, accounting, tax,
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Mr. Gregory Brundage
October 30, 1995
Page 2


                   environmental, and other matters. We expect this to be completed within three weeks from the date of acceptance of this letter. Major issues not yet reviewed in detail include a meeting with Hewlett Packard's personnel, a review of the legal affairs of CIMCO by Spartech's outside counsel, and a review of CIMCO's tax returns and the status for any open Revenue Agent Reviews;

             (b) Signing of a definitive agreement containing mutually satisfactory representations, covenants, and conditions. Negotiations of a definitive agreement will run concurrent with the preparation of the S-4 Registration Statement;

             (c) Receipt of all necessary consents and approvals from directors, stockholders, lenders, governmental entities, and other third parties; and

             (d) Completion by CIMCO of the sale to a third party of the assets of its respiratory medical products division in consideration for at least $2.4 million in cash and the assumption by the purchaser of at least $300,000 of accounts payable.

         If there is interest on CIMCO's part in proceeding with this transaction, we are prepared to meet with you immediately to spell out our proposal in greater detail and prepare the necessary legal documents.


I look forward to hearing from you. Please feel free to contact me at any time.

                                               Kindest regards,

                                               SPARTECH CORPORATION

                                               By:
                                                   ---------------------------
                                                   Bradley B. Buechler
                                                   President and
                                                   Chief Executive Officer